P.E. 1/31/02

NOKIA

02016067

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13A-16 or 15d-16 of
The Securities Exchange Atc of 1934

SEC MAIL PROCESSING RECEIVED FEB 20 2002 WASH, D.C. 365 SECTION

For the month of January 2002

Nokia Corporation
Keilalahdentie 4
02150 Espoo, Finland

Form 20-F _X_ Form 40-F ___

The registrant by furnishing the information contaiden in this Form is also thereby furnishing the information to the Commisssion pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED FEB 22 2002 THOMSON FINANCIAL

Yes ___ No _X_

Enclosures: Press Releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nokia Corporation

January 31, 2002

/Ursula Ranin/
Vice President, General Counsel

January 10, 2002

Nokia warrants exercised for share subscription

A total of 3,871,116 Nokia shares were subscribed for after the increase in the share capital registered on December 20, 2001. The shares were subscribed for with the warrants under the Nokia Stock Option Plans issued to the key personnel of Nokia. With the A, B and C warrants of the Nokia Stock Option Plan 1997, a total of 3,824,416 shares were subscribed for and with the A warrants of the Nokia Stock Option Plan 1999, a total of 46,700 shares. The Stock Option Plans were approved by the Annual General Meetings of March 25, 1997 and March 17, 1999, respectively.

The corresponding increase in the share capital, in total EUR 232,266.96 has been registered in the Finnish Trade Register on January 10, 2002. As a result of the increase, the share capital of Nokia is currently EUR 284,251,807.26 and the total number of shares is 4,737,530,121. Nokia received as additional shareholders' equity a total of EUR 13,129,558.63.

The holders of the new shares are entitled to all shareholders' rights from the registration date January 10, 2002. The new shares will be listed on the Helsinki Exchanges together with the other shares on January 11, 2002. Listing of the shares will also be applied for on the Frankfurt, London, New York, Paris and Stockholm Stock Exchanges.

The subscription period for the A warrants of the Nokia Stock Option Plan 1997 began in December 1997, for the B warrants in November 1999 and for C warrants in November 2001. The subscription period for the A warrants of the Nokia Stock Option Plan 1999 began in April 2001. The A, B and C warrants of the Nokia Stock Option Plan 1997 are listed on the Helsinki Exchanges as one security.

Further information:

Nokia
Corporate Communications
tel. +358 7180 34459
fax. + 358 7180 38226
email: communications.corporate@nokia.com

www.nokia.com

January 28, 2002

Motorola, Nokia file suit to reclaim more than $3 billion from owners of Turkish telecommunications company

Suit Alleges Defendants Intentionally Defrauded the Companies; Seeks Damages Under RICO Act

SCHAUMBURG, Ill. and ESPOO, Finland, (January 28, 2002)---Motorola Credit Corporation (NYSE: MOT) and Nokia Corporation (NYSE: NOK) today will file suit in U.S. District Court for the Southern District of New York to reclaim more than $3 billion owed to the two companies by the Uzan family, controlling owners of Telsim Mobil (Telekomunikasyon Hizmetleri A.S.), a Turkish telecommunications company controlled by the Uzan family.

The suit alleges 13 separate counts of wrongdoing, including four counts of criminal activity in violation of the Racketeer Influenced and Corrupt Organizations Act, commonly known as "RICO". The RICO counts allege that members of the Uzan family as well as others tied to the Uzans entered into loan arrangements with Motorola and Nokia with the intention of defrauding the two companies.

Motorola is seeking more than $2 billion in compensatory damages and Nokia seeks more than $700 million in compensatory damages. The two companies are also seeking to collect punitive damages, as well as treble damages under the four counts relating to RICO. Finally, they also are asking the courts to restore the collateral for Motorola's and Nokia's loans, which was wrongfully devalued by the Uzans.

"We are taking the unusual step of jointly filing this action because it is clear to both companies that the Uzans had no intention of dealing in good faith with us in an effort to resolve this situation," said Peter Lawson, Motorola's general counsel. "This action is in recognition that this is not a normal commercial dispute between private parties – it is, rather, a premeditated and unlawful attempt by the Uzans to rob both Motorola and Nokia of our assets."

"We feel we have the facts, as well as ample precedent, on our side. We are confident that our joint action with Motorola will lead to a favorable resolution of this unfortunate and very unusual situation," said Kirsi Komi, vice president and director, legal affairs, Nokia Networks.

The complaint, filed by the two companies claims that "through an elaborate scheme of deceit and intimidation, the Defendants committed numerous crimes and offenses against Plaintiffs Motorola and Nokia, the ultimate purpose and result of which was the theft of more than $3 billion from the companies." The complaint alleges that the Uzans and their co-conspirators, through their control of Telsim and another Uzan-controlled company, Rumeli Telefon (the pledge holder), induced Motorola and Nokia to make more than $3 billion in loans to Telsim with no intention of ever paying the two companies back.

The money loaned by Motorola and Nokia was to be used for the purchase of base stations, switching equipment, telephones and other equipment needed for the development of a GSM and 2.5G wireless network in Turkey, that is, a state-of-the-art advanced communications system for wire and data communications, as well as payment toward the acquisition of a license from the Turkish government to develop this network. The suit alleges that some of these funds were diverted for other purposes and to other Uzan-controlled entities, and little if any of the funds were ever meant to be repaid by the Uzans.

The complaint goes on to allege that the Uzans "fraudulently used seemingly legitimate businesses, including Telsim," to extract money from Motorola and Nokia and then "employed a number of illicit devices to defraud Motorola and Nokia, to drain money and other assets from Telsim, and to launder the money. The Uzans also manufactured transactions that allowed the Uzans to shift assets from Telsim, in which Motorola and Nokia

The complaint notes that the Motorola and Nokia loans were secured by pledges of Telsim shares in the event of default. Motorola was pledged shares representing 66 percent of Telsim equity, while Nokia was pledged shares representing 7.5 percent of Telsim equity, which the two companies saw diluted to 22 percent and 2.5 percent, respectively, by what it alleges to have been fraudulent and illegal means.

The complaint states that the "Uzans true intentions were exposed . . . when they stole the collateral for Motorola's and Nokia's loans by intentionally and illegally diluting the value of stock pledged as collateral for the loans. Moreover, in a recent act designed to further ensure that the money the Uzans stole from Motorola and Nokia would never be recovered, the Uzans staged a meeting of the Telsim shareholders in which they eliminated the control rights of the shares pledged as collateral for the loans and took actions that would permit the transfer of Telsim's illegally obtained assets to a Turkish foundation, seemingly beyond the reach of Motorola, Nokia and the other creditors of Telsim."

The suit also claims that the Uzans have engaged in extortion and intimidation to avoid their obligations – "including issuing threats, filing baseless criminal charges in Turkey against several Motorola and Nokia executives, and hacking into Motorola's computer system," the latter of which was accomplished by bribing a Motorola Turkey employee, according to the complaint.

Motorola and Nokia in their suit also cite other U.S. and European companies that they contend were victimized by the Uzans' fraudulent and illegal behavior in the past. The suit alleges that the Uzans' illegal scheme to defraud Motorola and Nokia fits a pattern of "the Uzans' longstanding practice of defrauding investors and co-venturers by obtaining goods and funds based on false assurances that their debts would be repaid, and then seeking to escape their obligations through criminal fraud and extortion."

Further information:

Scott Wyman
Motorola, Inc.
Tel: (847) 576-2346
scott.wyman@motorola.com

Lauri Kivinen
Nokia, Corp.
Tel. +358 7180 34495
lauri.kivinen@nokia.com

www.nokia.com

January 24, 2002

Nokia Board of Directors convenes Annual General Meeting March 21, 2002

Nokia Board of Directors submits proposals to the Annual General Meeting on March 21, 2002

- Proposal to pay a dividend of EUR 0.27 per share
- Renewal of the authorizations of the Board to resolve to repurchase Nokia shares and to dispose Nokia shares as well as to resolve to increase the share capital

Nokia Board Nomination Committee proposal to the Annual General Meeting

- Re-election of the present members of the Board and the election of Per Karlsson as a new Board member

Proposal by the Board to distribute a dividend

Nokia Board of Directors will propose to the Annual General Meeting on March 21, 2002 that a dividend of EUR 0.27 per share be paid.

Authorizations of the Board to repurchase and dispose Nokia shares

The Board will propose that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 220 million Nokia shares using funds available for distribution of profits. The shares may be repurchased in order to develop the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to be disposed in other ways, or to be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms or through public trading from the market.

Furthermore, the Board will propose that it be authorized to resolve to dispose a maximum of 220 million Nokia shares at a price determined by the Board, also for consideration in kind. The authorization will also allow the Board to resolve to dispose the shares in proportion other than that of the shareholders' pre-emptive rights to the Company's shares, provided that from the Company's perspective important financial grounds exist. The shares may also be disposed through public trading.

Authorization of the Board to increase share capital

The Board will propose that the Annual General Meeting authorize the Board to resolve to increase the share capital of the Company by issuing new shares, stock options or convertible bonds in one or more issues. The increase of the share capital through share issuance, subscription of shares pursuant to stock options or conversion of convertible bonds into shares, may amount to an aggregate maximum of EUR 55.8 million or 930 million shares. Of this amount EUR 2.9 million may result from incentives granted to key personnel.

January 24, 2002

The share capital may be increased disapplying the shareholders' pre-emptive rights to the Company's shares, provided that from the Company's perspective important financial grounds exist such as financing or carrying out of an acquisition or another arrangement or granting incentives to key personnel. It is further proposed that the Board be authorized to decide that a share subscription may be made in kind or otherwise on certain terms.

It is proposed that all the authorizations be effective for a period of one year until March 21, 2003.

The Board Composition in 2002

Nomination Committee will propose to the Annual General Meeting on March 21, 2002 that the number of Board members be increased from eight to nine and that the following Board members be re-elected for a term of one year: Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Jorma Ollila, Robert F.W. van Oordt, Marjorie Scardino, Vesa Vainio and Arne Wessberg. Moreover, the Committee will propose that Per Karlsson be elected as a new member of the Board for the same term. Mr Karlsson is an independent corporate advisor based in Stockholm with previous positions in London with Enskilda Securities and The Boston Consulting Group.

The proposals by the Board of Directors will be available on Nokia's Internet pages at www.nokia.com/agm after February 11, 2002.

Further information:

Nokia Corporate Communications
Tel. +358 7180 34459
Fax +358 7180 38226
E-mail: communications.corporate@nokia.com

www.nokia.com

January 24,2002

Nokia applies for listing of stock options of the 2001 Plan on the main list of the Helsinki Exchanges

Nokia Board has resolved to apply for listing of the stock options under the Nokia Stock Option Plan 2001 on the main list of the Helsinki Exchanges to commence on or about

July 1, 2002	2001A stock options,
October 1, 2002	2001B_1 and 2001C 3Q/01 stock options,
January 1, 2003	2001C 4Q/01 stock options,
January 2, 2003	2001B_2 stock options,
April 1, 2003	2001B_3 stock options,
July 1, 2003	2001B_4 stock options,
October 1, 2003	2001B_5 stock options,
January 2, 2004	2001B_6 stock options,
April 1, 2004	2001B_7 stock options,
July 1, 2004	2001B_8 stock options,
October 1, 2004	2001B_9 stock options,
January 3, 2005	2001B_{10} stock options,
April 1, 2005	2001B_{11} stock options and
July 1, 2005	2001B_{12} stock options.

Each stock option under the 2001 Plan entitles to subscribe for one Nokia Share with a par value of 6 eurocents after the share subscription period of the respective stock option category has begun. The share subscription price of the stock options is as follows:

2001A stock options	EUR 36.75
2001B_{1-12} stock options	EUR 36.75
2001C 3Q/01 stock options	EUR 20.61
2001C 4Q/01 stock options	EUR 26.67

The stock options will be transferred into the book-entry system prior to the date of listing of each respective stock option category.

Further information:
Nokia
Corporate Communications
Tel: +358 7180 34459
Fax +358 7180 38826
Email communications.corporate@nokia.com

www.nokia.com